

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

CORRECTED COPY

Mail Stop 3561

April 8, 2010

Via U.S. Mail

Evelyn Echevarria
Vice President
c/o AMACAR Pacific Corp.
6525 Morrison Boulevard, Suite 318
Charlotte, NC 28211

**Re: Allstate Life Global Funding Trust 2008-1
Allstate Life Global Funding Trust 2008-2
Allstate Life Global Funding Trust 2008-3
Allstate Life Global Funding Trust 2008-4
Allstate Life Global Funding Trust 2008-5
Form 10-K for the fiscal year ended December 31, 2008
Filed March 31, 2009
File no. 001-32192**

Dear Ms. Echevarria:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Regards,

Amanda Ravitz
Branch Chief - Legal